EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Hewlett-Packard Company pertaining to the Opsware Inc. Amended and Restated 2000 Incentive Stock Incentive Plan, the iConclude Co. 2005 Stock Plan and the Rendition Networks, Inc. Amended and Restated 1998 Stock Option Plan of our reports dated December 15, 2006, with respect to the consolidated financial statements and schedule of Hewlett-Packard Company, Hewlett-Packard Company management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hewlett-Packard Company, included in the Annual Report (Form 10-K) for the year ended October 31, 2006, filed with the Securities and Exchange Commission.

                                                                                          /s/ ERNST & YOUNG LLP

San Jose, California
October 10, 2007